

July 22, 2025

Patrick Reilly
Chief Executive Officer
Angel Studios 024, Inc.
295 W Center St.
Provo, Utah 84601

      Re: Angel Studios 024, Inc.
            Offering Statement on Form 1-A
            Filed July 11, 2025
            File No. 024-12638

Dear Patrick Reilly:

This is to advise you that we do not intend to review your offering statement.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

Please contact Rucha Pandit at 202-551-6022 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Iqan Fadaei